

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

July 26, 2017

Stephen H. Clark
Chief Financial Officer
South Jersey Industries, Inc.
1 South Jersey Plaza
Folsom, New Jersey 08037

    Re: South Jersey Industries, Inc.
            South Jersey Gas Company
            Form 10-K for the Fiscal Year Ended December 31, 2016
            Filed February 27, 2017
            File Nos. 1-6364 and 0-22211

Dear Mr. Clark:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief
                    Office of Consumer Products